SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - PETROBRAS

Public Traded Company

CNPJ/MF no. 33.000.167/0001-01

NIRE no. 33300032061

NOTICE OF MEETING

Extraordinary General Meeting

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) calls the Company’s shareholders to meet in a Extraordinary General Meeting on February 28th, 2012, at 3PM, in the auditorium of the Company’s building headquarters located at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

I. Approval of the amendment of the Company’s By-Laws, in order to increase the number of members of the Executive Board from one Chief Executive Officer and six Officers to one Chief Executive Officer and seven Officers, according to the following proposals:

(1) Amend the wording of the heading of article 20 of the By-Laws, in order to increase the number of members of the Executive Board from one Chief Executive Officer and six Officers to one Chief Executive Officer and seven Officers; and

(2) Amend the sole paragraph of article 36 of the By-Laws, in order to provide that in the event of a tie at an Executive Board deliberation, its Chief Executive Officer shall be entitled to cast the tie-breaking vote. The sole paragraph shall have the expression “may cast” replaced by the expression “shall exercise”.

II. The election of member of Board of Directors, appointed by the Controlling Shareholder, in compliance to the article 150 of the Stock Corporations Act (Law no. 6.404/1976) and the article 25 of the Company’s By-laws.

The shareholder willing to be represented in the referred Meeting must meet the provisions of article 126, paragraph 1, of the Stock Corporations Act and article 13 of Petrobras’ By-Laws, by submitting at the time of the meeting, or by submitting power of attorney with special powers in room 1002 (Assistance to Shareholder) at the headquarters’ building, until 3PM of February 27th, 2012.

In addition to that, the shareholders may choose to vote the subject matters included in this Notice by using public requests for power of attorneys as provided for in CVM’s (Securities Commission) instruction no. 481, of December 17, 2009.

The receiving of electronic power of attorneys shall be performed through the platform Assembleias Online (Meetings Online), at the electronic address www.assembleiasonline.com.br.  For that purpose, it is necessary that the shareholder register and log in to this platform.

It is available to the shareholders at room 1002 (Assistance to Shareholders) at the headquarters’ building and at the Company’s electronic addresses (http://www.petrobras.com.br/ri) and CVM (Securities Commission) (http://www.cvm.gov.br), all relevant documentation relative to the matters to be decided in this Extraordinary General Meeting, as provided for in Law 6.404, of December 15, 1976 and CVM instruction no. 481 of December 17, 2009.

Rio de Janeiro, February 9th, 2012.

Guido Mantega

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.